Opta Corporation

1350 Old Bayshore Highway, Suite 740, Burlingame, CA 94010

Tel. (650) 579-3610 * Fax (650) 579-3606

March 22, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:  Opta Corporation (f/k/a Lotus Pacific, Inc.)
      File No. 0-24999

Dear Mr. Spirgel:

On behalf of Opta Corporation (the “Company”), we have reviewed your comments to our Form 10-K filing for the fiscal year ended June 30, 2004.  We have prepared our responses listed below which are enumerated to correspond with your comments.

1.

We anticipate filing our Form 10-Q for the three months ended March 31, 2005 on a timely basis after having filed the previous Form 10-Q’s for the three months ended September 30, 2004 and for the three months ended December 31, 2004.

2.

The settlement agreement with the Company’s former auditors provides that if no subsequent suits are instituted or pending against the former auditors on or before specified dates, the Company will be entitled to receive the balance of the funds in the escrow account, plus interest accrued therein.

3.

We believe that the “GoVideo” trademark which we acquired in the acquisition of the GoVideo business unit in April 2003 does have an indefinite life per the criteria outlined in SFAS 142 para. 11.  The pertinent factors outlined in para. 11 include the expected use of the asset, legal, regulatory or contractual limitations to the useful life of the asset and the effects of obsolescence, demand, competition or other economic factors.  The GoVideo business unit has been using the GoVideo trade name in commerce as a brand name for consumer electronics since the formation of GoVideo over 20 years ago.  The Company purchased the GoVideo business unit, in part, to acquire the GoVideo trade name.  The applicable legal requirements for maintaining the GoVideo trademark require that the trademark holder continuously utilize the trade name in commerce and maintain its trademark fees with the U.S. Patent and Trademark Office.  We have met both of these criteria and intend to utilize the brand indefinitely and have the legal ability to do so.  The brand GoVideo is registered with the U.S. Patent and Trademark Office under the Registration No. 1,667,512.  The consumer electronics market is marked by fierce competition and rapid technological obsolescence.  However, the GoVideo brand name has proved to be an effective brand name in numerous and different consumer electronics products throughout periods of various product lifecycles.

4.

Lotus International Holdings Corp. (“LIH”) is a stockholder of the Company and is a corporation controlled by the former management of the Company.  Another stockholder of the Company, Lotus International Holdings Ltd., is controlled by the current majority stockholder of the Company, TCL Industries Holdings (HK).  These are two separate and unrelated entities.  As part of the requirements of the settlement described in Note 16, LIH was required to pledge certain assets of LIH as security on the promissory note.  However, the Company has been unable to obtain these pledged assets or reach the principals of LIH who are in remote foreign countries.  Given these circumstances we believed that it was unlikely that the Company would ever realize any payment of the note payable and as a result, we have not recorded the note payable as an asset on our balance sheet.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at 480-905-9605 with any questions.

Sincerely,

/s/ Sean Wang

Chief Operating Officer